May 4, 2020

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Jonathan Burr

Re:	CatchMark Timber Trust, Inc.

Registration Statement on Form S-3

Originally Filed on February 28, 2020

Pre-Effective Amendment Filed on May 4, 2020

File No. 333-236793

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CatchMark Timber Trust, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 8:00 a.m., Eastern Time, on May 7, 2020 or as soon thereafter as practicable, or at such other time as its legal counsel, Alston & Bird LLP, may request by telephone to the Commission’s staff. The Company also requests that the Commission specifically confirm such effective date and time to the Company.

Thank you for your assistance. Should you have any questions, please contact the undersigned at (404) 445-8236, Michael Kessler of Alston & Bird LLP at (212) 210-9566, or Rebecca Valentino of Alston & Bird LLP at (202) 239-3826.

Sincerely,

CATCHMARK TIMBER TRUST, INC.

By:	/s/ Lesley H. Solomon
Lesley H. Solomon
General Counsel and Secretary

5 Concourse Parkway, Suite 2650 Atlanta, GA 30328 Tel: 404-445-8480 Tel: 855-858-9794 Fax: 855-865-8223

www.CatchMark.com